EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$20,594	$20,986	$28,240	$15,270	$29,277
Equity in losses (earnings) of unconsolidated businesses	77	98	86	(1,780)	(142)
Dividends from unconsolidated businesses	40	40	41	37	40
Interest expense (1)	4,733	4,376	4,920	4,915	2,667
Portion of rent expense representing interest	1,250	1,201	1,051	912	851
Amortization of capitalized interest	187	187	191	191	177
Earnings, as adjusted	$26,881	$26,888	$34,529	$19,545	$32,870

Fixed Charges:
Interest expense (1)	$4,733	$4,376	$4,920	$4,915	$2,667
Portion of rent expense representing interest	1,250	1,201	1,051	912	851
Capitalized interest	678	704	584	376	754
Fixed charges	$6,661	$6,281	$6,555	$6,203	$4,272

Ratio of earnings to fixed charges	4.04	4.28	5.27	3.15	7.69

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.